Exhibit 99.1

Pembina Pipeline Corporation Reports Strong 2015 Results

Milestone results with increased financial metrics year over year

All financial figures are in Canadian dollars unless noted otherwise. This report contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" in the Company's Management's Discussion & Analysis ("MD&A") for more details. This report also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including a reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures" in the accompanying MD&A.

CALGARY, Feb. 25, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2015.

Financial Overview

($ millions, except where noted)	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
	2015	2014	2015	2014
Conventional Pipelines revenue volumes (mbpd)(1)(2)	621	612	614	575
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	103	97	110	86
Midstream NGL sales volumes (mbpd)(1)(4)	123	130	116	119
Total volume (mbpd)(1)	1,727	1,719	1,720	1,660
Revenue	1,242	1,259	4,635	6,069
Net revenue(5)	407	304	1,507	1,469
Operating margin(5)	304	195	1,118	1,078
Gross profit	237	144	866	876
General and administrative expenses (excluding corporate depreciation)	36	25	143	146
Earnings	130	84	406	383
Earnings per common share – basic (dollars)	0.32	0.22	1.02	1.07
Earnings per common share – diluted (dollars)	0.32	0.22	1.02	1.06
EBITDA(5)	260	170	955	920
Cash flow from operating activities	285	196	801	800
Cash flow from operating activities per common share – basic (dollars)(5)	0.79	0.58	2.31	2.45
Adjusted cash flow from operating activities(5)	280	164	878	777
Adjusted cash flow from operating activities per common share – basic (dollars)(5)	0.77	0.49	2.53	2.38
Common share dividends declared	168	146	628	563
Preferred share dividends declared	13	10	48	31
Dividends per common share (dollars)	0.46	0.44	1.80	1.72
Capital expenditures	448	483	1,811	1,412

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Gas Services average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	NGL is natural gas liquids.
(5)	Refer to "Non-GAAP and Additional GAAP Measures."

2015 Highlights

"I am very proud to report that 2015 was another milestone year for Pembina," said Scott Burrows, Pembina's Vice President, Finance and Chief Financial Officer. "During 2015, we successfully and safely placed into service over $1.3 billion of new projects which, along with the sound and reliable operations of our underlying business, supported our record volumes and allowed us to achieve our highest ever annual financial metrics including operating margin, EBITDA and adjusted cash flow from operating activities per share."

"While the energy markets have changed dramatically during 2015 compared to the previous year, we continue to deliver solid results through these challenging times faced by our industry," continued Mr. Burrows. "Given this market volatility, it is important that I reiterate our goals at Pembina have not changed and we remain focused on doing the important things right, which includes operating our business safely and reliably, successfully executing on our growth plans, working to achieve our cost savings goal of $225 million and taking a prudent approach to maintaining and growing shareholder value. Pembina has always been a dividend-paying company and our management and Board are very proud of the fact that we have never cut the dividend and have increased it over the last four consecutive years, which includes the 5.2 percent increase we announced during 2015."

"We are also pleased with the continued access to capital that we have achieved, raising approximately $2.3 billion (including our Dividend Reinvestment Program) of capital in 2015, as well as completing our most recent $170 million preferred share offering, subsequent to year end. Heading into 2016 with record capital expenditures ahead of us, we are confident in our ability to fund our capital program," concluded Mr. Burrows.

Mick Dilger, Pembina's President and Chief Executive Officer commented: "Further highlighting our operational achievements over 2015, I am very pleased to report that we have reached record throughput levels in both our Conventional Pipelines and Gas Services businesses, where annual revenue volumes increased 7 and 27 percent, respectively. We are also continuing to see strong operational results into 2016, where our Conventional Pipelines average revenue volumes were in excess of 650 thousand barrels per day in the month of January – our strongest month yet."

"On an even more important note, I also want to commend our staff on our exceptional safety record. We have now achieved two consecutive years without any employee lost-time injuries, where employees have worked over 5.1 million hours since the beginning of 2014 and 18 percent more hours in 2015 compared to 2014. This remarkable track record demonstrates our safety-first culture and complete dedication by our staff – safety is truly a way of life here at Pembina."

"We are now at a point where we will be bringing new assets online almost every quarter into 2017. These projects are backed by firm contracts with our customers and will serve to further de-risk our business by providing incremental, stable, contracted cash flow streams and ultimately growing the bottom line for our shareholders. In fact, almost 80 percent of our 2015 EBITDA was generated from fee-for-service contracts and we forecast this to exceed 80 percent by 2018, given current commodity strip pricing."

"Other achievements during 2015 include announcing a further $600 million of new capital projects, substantially backed by long-term, fee-for-service contracts, and having also brought in over $1.3 billion of new, fee-for-service projects into service, which going forward will add between $100 and $150 million of incremental run-rate EBITDA, depending on utilization. We are also continuing to progress a further $5.3 billion of growth projects, which in 2018 is estimated to add between $600 and $950 million of incremental run-rate EBITDA, depending on utilization. This will be a transformative milestone for us and is something we are very excited about."

"On another matter, we understand that the current environment is difficult for our customers. We value these relationships and are committed to continually work with our customers to do what we can to decrease our operating costs in order to help support and improve producer net backs."

"Further, helping the communities we operate in is more important than ever during these times, and is why I'm proud of the community programs Pembina and our employees support by committing time volunteering and through donations. We are confident that our investment of time and funds has the profound potential to make a difference in our communities – especially during times when it is needed the most."

"Overall, 2015 has been a year of many successes and has also been a year of challenges, given the current macroeconomic environment. I remain cautiously optimistic that we can overcome today's current headwinds and continue to provide sustainable returns for our shareholders for many years to come," concluded Mr. Dilger.

2015 Financial Review

Pembina delivered solid financial and operational results in 2015 with record throughput, EBITDA, operating margin, cash and adjusted cash flow per share, demonstrating the financial resilience of Pembina's fee-for-service business model. Revenue was $4.6 billion and $1.2 billion for the full year and fourth quarter of 2015, compared to $6.1 billion and $1.3 billion in the same periods of 2014, largely a result of the reduced commodity prices that also positively impacted the cost of product purchases. The Company's Conventional Pipelines and Gas Services businesses had an increase in revenue of 22 percent and 27 percent during 2015 compared to 2014. This strong performance resulted from higher volumes and new assets being placed in service and was complemented with the steady results in the Oil Sands and Heavy Oil business. For the full year, net revenue (revenue less cost of goods sold including product purchases) in 2015 was $1.5 billion, consistent with 2014 and $407 million for the fourth quarter of 2015 as compared to $304 million for the same period in 2014. Net revenue in the Midstream business declined by 22 percent as compared to 2014, largely due to lower commodity prices, and, to a lesser extent, tighter price differentials across most commodities.

Operating expenses were $426 million for the full year in 2015, compared to $401 million during the same period of 2014, with the increase primarily due to the addition of assets, offset by the sale of the Company's non-core trucking subsidiary in its Midstream business recognized in the second quarter of 2014. For the fourth quarter of 2015, operating expenses were $110 million compared to $117 million in the same period of 2014. The quarter-over-quarter decrease in operating expenses was primarily related to timing of integrity spending in the Company's Conventional Pipelines business, which was partially offset by the addition of new assets.

For the year ended December 31, 2015, operating margin was $1,118 million compared to $1,078 million in 2014 primarily due to increases in the Company's Conventional Pipelines and Gas Services businesses from new assets being placed in service and increased volumes, offset by decreases in the Midstream business. The Oil Sands and Heavy Oil business maintained a reliable contribution to the operating margin with a two percent year-over-year increase. During the fourth quarter of 2015, operating margin was $304 million compared to $195 million in the fourth quarter of 2014 primarily due to increased contribution from the Company's Conventional Pipelines and Midstream businesses. Pembina's Midstream business results in 2014 were impacted by an inventory impairment recognized in the fourth quarter and overall higher cost of product which reduced net revenue.

Depreciation and amortization included in operations during 2015 was $249 million compared to $216 million for the full year of 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base primarily associated with the Company's pipeline expansions, the Vantage pipeline acquisition, in addition to certain useful life adjustments partially offset by decreased amortization in the Midstream business associated with intangibles that were fully depreciated in the prior year and the sale of a non-core trucking related subsidiary. In the fourth quarter of 2015, depreciation and amortization included in operations rose to $73 million compared to $62 million in the same period last year primarily due to new assets in service.

Gross profit for 2015 was $866 million compared to $876 million for 2014 due to increased operating margin offset by a greater increase in depreciation and amortization included in operations. In the fourth quarter of 2015, gross profit was $237 million compared to $144 million in 2014. This quarter-over-quarter increase was a result of increased operating margin partially offset by an increase in depreciation and amortization included in operations and increased unrealized mark-to-market positions of commodity-related derivative financial instruments.

The Company's general and administrative expenses (excluding corporate depreciation and amortization) remained relatively consistent year over year. For the year ending December 31, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $143 million compared to $146 million in 2014. Increased salary, benefit and rent expenses due to increased staff to support new in-service assets were offset by decreased short and long-term incentives. General and administrative expenses (excluding corporate depreciation and amortization) for the fourth quarter of 2015 increased to $36 million as compared to $25 million in the same period of 2014. These increases were primarily due to fluctuations in the share price and the impact on long-term incentive expenses incurred in the quarter as compared to the previous year. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated EBITDA of $955 million in 2015, a $35 million increase over 2014 EBITDA of $920 million. The increase was largely due to higher operating margin as described above. EBITDA for the fourth quarter of 2015 was $260 million, compared to $170 million for the same period in 2014. This increase was due to higher operating margin partially offset by the quarter-over-quarter increase in general and administrative expenses and other expenses. Other expenses in 2015 include a $13 million de-recognition of costs related to the propane export terminal project and an $8 million loss on the sale of linefill.

Net finance costs totalled $71 million in 2015, a $59 million decrease from $130 million recognized in 2014. This decrease is largely attributable to the change in fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature"). The Conversion Feature was impacted by the reduction in the principal outstanding, primarily as a result of the October 13, 2015 redemption of the series E convertible debentures, as well as changes in the share price. In 2015, Pembina recognized a gain on revaluation of $40 million, compared to a loss on revaluation of $41 million in 2014. Partially offsetting the decreased costs were interest expenses on loans and borrowings, which increased from $90 million in 2014 to $103 million in 2015, as a result of an increased level of outstanding loans and borrowings to fund growth capital. Net finance costs incurred during the fourth quarter of 2015 were $22 million compared to income of $9 million for the fourth quarter of 2014. This increase is largely attributable to the revaluation of the Conversion Feature identified above.

Income tax expense for 2015 totalled $199 million, including current tax of $41 million and deferred tax of $158 million, compared to income tax expense of $167 million in 2014, including current tax of $103 million and deferred tax of $64 million. Current tax expense for 2015 was lower than the comparable period in 2014 predominantly due to lower taxable income allocations from deferral partnerships in our corporate structure. The increase in deferred tax expense in the current quarter is mainly attributable to an increase in the income tax rate and higher taxable temporary differences between book and tax basis. Alberta's Finance Minister increased the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015. Income tax expense was $31 million for the fourth quarter of 2015, including current tax recovery of $19 million and deferred tax of $50 million, compared to $39 million, including current tax expense of $28 million and deferred tax of $11 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in taxable income in the fourth quarter of 2015 as compared to the prior year for the same reasons as noted above. The increase in deferred taxes was due to the increase in the income tax rate previously noted.

The Company's earnings increased six percent to $406 million ($1.02 per common share-basic) in 2015 compared to $383 million ($1.07 per common share-basic) in 2014. The increase was most significantly impacted by the increased operating margin and lower net finance costs offset by increased deferred tax and depreciation and amortization expenses in 2015. For the fourth quarter of 2015, the Company's earnings increased $46 million to $130 million ($0.32 per common share-basic) compared to $84 million ($0.22 per common share-basic) during the fourth quarter of 2014. This was driven by higher operating margin slightly offset by higher net finance costs as well as increased general and administrative and depreciation and amortization expenses recognized in the fourth quarter. The per common share amounts were impacted by the increase in the number of common shares outstanding largely as a result of the dividend reinvestment plan, convertible debenture redemptions and conversions and the November 19, 2015 common share issuance.

Cash flow from operating activities remained relatively consistent year over year. Cash flow from operating activities was $801 million ($2.31 per common share-basic) for the year ended December 31, 2015 compared to $800 million ($2.45 per common share-basic) in 2014. Increased operating margin and a decreased change in non-cash working capital was offset by increased taxes paid in 2015. Cash flow from operating activities increased $89 million in the fourth quarter of 2015 as compared to the same period in 2014. Cash flow from operating activities was $285 million ($0.79 per common share-basic) during the fourth quarter of 2015 compared to $196 million ($0.58 per common share-basic) for the same period in 2014 primarily due to increased operating margin and payments received and deferred.

Adjusted cash flow from operating activities increased $101 million to $878 million ($2.53 per common share-basic) in 2015 as compared to $777 million ($2.38 per common share-basic) during 2014. The increase was primarily due to increased operating margin and lower current tax and share-based compensation expenses offset by increased preferred share dividends declared. Adjusted cash flow from operating activities increased in the fourth quarter of 2015 as compared to 2014. Adjusted cash flow from operating activities was $280 million ($0.77 per common share-basic) in 2015 as compared to $164 million ($0.49 per common share-basic) during the fourth quarter of 2014. The increase is largely due to higher operating margin and lower current tax, offset by an increase in preferred share dividends declared.

Operating Results

	3 Months Ended December 31		12 Months Ended December 31
(mbpd, except where noted)(1)	2015	2014	2015	2014
Conventional Pipelines revenue volumes(2)	621	612	614	575
Oil Sands & Heavy Oil contracted capacity	880	880	880	880
Gas Services average volumes processed (mboe/d) net to Pembina(2)(3)	103	97	110	86
Midstream NGL sales volume(4)	123	130	116	119
Total volume	1,727	1,719	1,720	1,660

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(4)	NGL is natural gas liquids.

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2015		2014		2015		2014
($ millions)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)
Conventional Pipelines	163	109	146	74	628	401	513	302
Oil Sands & Heavy Oil	56	36	52	34	213	139	204	136
Gas Services	51(1)	33	46	29	208(1)	144	165	107
Midstream	137(1)	123	61(1)	57	458(1)	427	587(1)	528
Corporate		3	(1)	1		7		5
Total	407	304	304	195	1,507	1,118	1,469	1,078

(1)	Net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP and Additional GAAP Measures."

•	For the twelve and three months ended December 31, 2015, financial and operating results in Conventional Pipelines were higher than the comparable periods of 2014 primarily due to the completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes (i) the crude oil and condensate or the low vapour pressure ("LVP") expansion ("Phase II LVP"), which was placed into service in April 2015, and (ii) the NGL or the high vapour pressure ("HVP") expansion ("Phase II HVP"), which was placed into service in September 2015 and is now fully commissioned. Mainline throughput also increased as a result of: additional volumes from the Vantage pipeline beginning late in 2014; new connections placed into service on Pembina's Peace Phase I crude oil, condensate and NGL pipeline expansions; and new storage facilities and portions of pipeline associated with other expansion programs commissioned during 2015.
•	In the Oil Sands & Heavy Oil business, for the three months ended December 31, 2015, net revenue was slightly higher compared to the same period in 2014 due to higher flow-through operating expenses, which are eligible to be recovered under Pembina's contractual arrangements with its customers, and was partially offset by reduced power and labour costs. Operating margin for the full year and fourth quarter of 2015 were also modestly increased compared to the same periods in 2014.
•	In the Gas Services business, financial and operating results increased in the fourth quarter and year ended 2015 compared to the same periods of 2014 primarily due to the addition of the Musreau II facility ("Musreau II"), which was placed into service in December 2014, the addition of the Resthaven facility ("Resthaven"), which was placed into service in October 2014, and the Saturn II facility ("Saturn II") and the Saskatchewan Ethane Extraction Plant ("SEEP"), which were placed into service in August 2015.
•	In the Midstream business, net revenue and operating margin for the fourth quarter of 2015 increased compared to the same period in 2014. This increase was largely a result of an inventory impairment recognized in the fourth quarter of 2014, as well as higher product margin sales in the fourth quarter of 2015, where inventory costs were significantly lower than the previous year. For the year end 2015 compared to the same period in 2014, net revenue and operating margin decreased due to the significantly lower commodity prices, particularly the weaker period-over-period propane and butane prices and tighter price differentials across most commodities.

New Developments in 2015 and Growth Projects Update

Conventional Pipelines

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil, NGL and condensate volumes under long-term, firm-service contracts. In aggregate, and including contracted volumes on the Vantage pipeline, Pembina currently has secured 777 mbpd of firm service contracts of crude oil, condensate and NGL across its Conventional Pipelines business once all expansions are placed into service.

Pembina commissioned its Phase II HVP expansion in September 2015. In conjunction with the Phase II LVP portion of the expansion, which was placed into service in April 2015, the entire Phase II Expansion is now in service. In aggregate, the Phase II Expansion has increased the Peace and Northern systems' capacity by 108 mbpd and is underpinned by five to ten-year contracts with substantial take-or-pay commitments from 40 customers.

Pembina continues work on its Phase III pipeline expansions ("Phase III Expansion"), which included bringing into service a 70 kilometre, 16-inch pipeline segment from Kakwa to Simonette in 2015. To date, the Company has completed 30 percent of the overall Phase III Expansion program and estimates the total capital cost to be $2.4 billion.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd. The Alberta Energy Regulator ("AER") hearing for the project concluded in the fourth quarter of 2015 and Pembina expects to receive an AER written decision near the end of the first quarter of 2016. Subject to regulatory and environmental approvals, the Company continues to anticipate an in-service date of mid-2017.

As part of the Company's plans to expand its gathering presence in Alberta and British Columbia ("B.C."), Pembina completed its lateral in the Willesden Green area of Alberta during 2015 and is continuing work on its pipeline lateral in the Karr area of Alberta (the "Karr Lateral") which will service production from the Montney resource play and will access the Company's Phase III Expansion. All approvals have been received and construction has now commenced. Generally due to unseasonably warm weather, the project is tracking above budget; however, the contract largely protects Pembina from a cost risk perspective. Pembina continues to anticipate an in-service date of early 2016.

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. To date, engineering is 90 percent complete and applications for regulatory and environmental approvals have now been submitted. The NEBC Expansion has an expected capital cost of $220 million and is anticipated to be in service in late 2017, subject to regulatory and environmental approvals.

In early 2016, subsequent to year end, Pembina entered into agreements for the construction of a new pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will transport production from the Montney resource play and will connect into Pembina's NEBC Expansion for an expected capital cost of $70 million. The Altares Lateral, underpinned by a long-term, cost-of-service agreement, is expected to have initial capacity of approximately 17 mbpd with an in-service date of mid-2017, subject to environmental and regulatory approval.

As announced in February 2015, Pembina continues to progress its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. All regulatory and environmental approvals have now been received and construction of the gathering lateral is now complete with final commissioning work underway. Construction of the pump stations has now begun, and to date, the project cost is expected to be under budget. Pembina originally expected the Vantage Expansion to be completed in early 2016; however, due to a third-party plant delay, the Company expects to place it into service in the third quarter of 2016, with the contract commencing on August 1, 2016.

Pembina's projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can often be achieved through simple upgrades, such as adding new pump stations, which can be installed in less than 18 months. For example, adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to 680 mbpd in the Fox Creek to Edmonton corridor for an aggregate capacity on the Peace and Northern systems of 1,200 mbpd.

Gas Services

During the fourth quarter and full year 2015, Pembina continued to advance its growth projects as well as place new assets into service within the Gas Services business.

As previously announced in November, Pembina will construct, own and operate a new 100 MMcf/d shallow cut gas plant ("Duvernay I") in close proximity to the Company's Fox Creek Terminal for an expected capital cost, including supporting infrastructure, of $125 million. Duvernay I, which is underpinned by a substantial take-or-pay agreement with a large, diversified, investment-grade customer, will leverage the design of Pembina's Musreau II and the Musreau III facility ("Musreau III"). Duvernay I will be the first large-scale gas processing plant designed specifically for the Duvernay and creates a new growth platform for the Company. As part of this development, NGL production from Duvernay I will be transported on Pembina's Peace Pipeline under a long-term, take-or-pay agreement as well as fractionated under another agreement at the Company's Redwater site. Pembina has now received AER approval for the gas plant and is currently awaiting approval for the associated pipeline in relation to this project. The Company anticipates bringing Duvernay I in service in the second half of 2017, subject to the remaining environmental and regulatory approvals.

In late August, Pembina commissioned its Saturn II and SEEP facilities. Saturn II was placed into service ahead of schedule and under budget and SEEP was placed into service on time and also under budget. With the Saturn II and SEEP facilities in service, Pembina's Gas Services' capacity has increased 26 percent from 1.0 to 1.3 billion cubic feet per day ("bcf/d").

Plant construction of Pembina's 100 MMcf/d expansion of Resthaven (the "Resthaven Expansion") is ongoing. The overall project is approximately 80 percent complete and has an estimated capital cost of $105 million. In September, Pembina placed the gathering pipeline associated with the Resthaven Expansion into service. In advance of the Resthaven Expansion being placed into service, the newly commissioned pipeline is able to provide additional gas volumes for the Company's existing Resthaven facility. Pembina expects the Resthaven Expansion, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in service in mid-2016.

The Company continues to advance its 100 MMcf/d shallow cut Musreau III facility, which is being built adjacent to Pembina's existing Musreau I facility ("Musreau I") and Musreau II. Regulatory and environmental approvals have been received and the overall project is approximately 75 percent complete and is tracking under budget from the original expected cost of $105 million. Pembina anticipates bringing Musreau III, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in service, Pembina expects Gas Services' processing capacity to reach approximately 1.6 bcf/d, including deep cut capacity of 900 MMcf/d. The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and results in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Midstream

In December 2015, Pembina completed the construction of its second Redwater fractionator, a 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). RFS II is anticipated to be completed generally on budget from the estimated $415 million capital cost and is currently being commissioned with an expectation of being on stream by the end of March 2016 (one quarter later than originally expected).

Pembina is also advancing its third fractionator at Redwater ("RFS III") for an estimated capital cost of $400 million, which will have propane-plus capacity of 55 mbpd. Regulatory and environmental approval has been received and over 50 percent of all long-lead items have arrived onsite with construction of pilings and foundations now complete. Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Pembina is progressing work to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million. Underpinned by a long-term fixed return agreement and a long-term NGL mix purchase and sale agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Detailed engineering and procurement is 40 percent complete with substantially all long-lead mechanical items ordered. Subject to regulatory and environmental approvals, the storage services are expected to be in service in early 2017, with the remaining facilities to be phased in with final completion expected by late 2017.

Pembina continues to advance a detailed class three engineering estimate associated with the proposed Canadian Diluent Hub ("CDH"). Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At the Edmonton North Terminal ("ENT"), Pembina has now completed construction of three above ground storage tanks, which have a total working capacity of 550 thousand barrels, with the electrical work nearing completion and the mechanical integration continuing to be progressed. The project is estimated to have a capital cost of $75 million and is tracking on budget and on schedule to be in service in mid-2016.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. The propane racks were completed in December 2015, with remaining construction underway for the brine pond and rail racks. The remainder of the project is expected to be in service in early 2016.

Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina is currently evaluating multiple potential west coast sites; however, the Company has decided that it will no longer pursue the previously announced Portland, Oregon location.

Oil Sands & Heavy Oil

In June 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the "Horizon Expansion"), underpinned by a fixed return, long-term agreement, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Engineering work is now complete, most regulatory and environmental approvals have been received and civil construction is underway. The Horizon Expansion is expected to be in service mid-2016.

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and gross proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On April 10, 2015, Pembina closed a $225 million offering of nine million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On November 19, 2015, Pembina closed a bought deal offering of 15,335,250 common shares at a price of $30.00 per share for aggregate gross proceeds of $460 million.

Subsequent to year end, on January 15, 2016, Pembina closed a $170 million offering of 6.8 million cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

Annual and Fourth Quarter 2015 Conference Call & Webcast

Pembina will host a conference call on Friday, February 26, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the full year and fourth quarter of 2015. The conference call dial-in numbers for Canada and the United States are (647) 427-7450 or (888) 231-8191. A recording of the conference call will be available for replay until March 5, 2016 at 9:59 p.m. MT (11:59 p.m. ET). To access the replay, please dial either (416) 849-0833 or (855) 859-2056 and enter the password 92799429.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102318&s=1&k=5FC80138EB180EE6821C12D03D56BE1B in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2016 Investor Day

Pembina will hold an Investor Day on Monday, April 11, 2016 at the One King West Hotel in Toronto, Ontario.

For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation. A live webcast will begin at 8:30 a.m. ET. To register for the webcast please click the following link or enter the URL into your web browser: http://event.on24.com/r.htm?e=1054297&s=1&k=59B6FBD6993495A1ADA68C3DEA2BB5B8

The webcast and presentation will be accessible and available for replay through Pembina's website under Investor Centre, Presentations & Events.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "estimates", "continue", "could", "forecast" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, pipeline, processing, fractionation and storage facility and system operations and throughput levels; anticipated synergies between acquired assets, assets under development and existing assets of the Company; the impact of share price on annual share-based incentive expense; and, the anticipated use of proceeds from financings.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP and Additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:42e 25-FEB-16